Exhibit 99.74

Form 45-106F1 Report of Exempt Distribution

A.	General Instructions

1.	Filing instructions

An issuer or underwriter that is required to file a report of exempt distribution and pay the applicable fee must file the report and pay the fee as follows:

•	In British Columbia – through BCSC eServices at http://www.bcsc.bc.ca.

•	In Ontario – through the online e-form available at http://www.osc.gov.on.ca.

•	In all other jurisdictions – through the System for Electronic Document Analysis and Retrieval (SEDAR) in accordance with National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR) if required, or otherwise with the securities regulatory authority or regulator, as applicable, in the applicable jurisdictions at the addresses listed at the end of this form.

The issuer or underwriter must file the report in a jurisdiction of Canada if the distribution occurs in the jurisdiction. If a distribution is made in more than one jurisdiction of Canada, the issuer or underwriter may satisfy its obligation to file the report by completing a single report identifying all purchasers, and file the report in each jurisdiction of Canada in which the distribution occurs. Filing fees payable in a particular jurisdiction are not affected by identifying all purchasers in a single report.

In order to determine the applicable fee in a particular jurisdiction of Canada, consult the securities legislation of that jurisdiction.

2.	Issuers located outside of Canada

If an issuer located outside of Canada determines that a distribution has taken place in a jurisdiction of Canada, include information about purchasers resident in that jurisdiction only.

3.	Multiple distributions

An issuer may use one report for multiple distributions occurring within 10 days of each other, provided the report is filed on or before the 10th day following the first distribution date. However, an investment fund issuer that is relying on the exemptions set out in subsection 6.2(2) of NI 45-106 may file the report annually in accordance with that subsection.

4.	References to purchaser

References to a purchaser in this form are to the beneficial owner of the securities.

However, if a trust company, trust corporation, or registered adviser described in paragraph (p) or (q) of the definition of “accredited investor” in section 1.1 of NI 45-106 has purchased the securities on behalf of a fully managed account, provide information about the trust company, trust corporation or registered adviser only; do not include information about the beneficial owner of the fully managed account.

5.	References to issuer

References to “issuer” in this form include an investment fund issuer and a non-investment fund issuer, unless otherwise specified.

6.	Investment fund issuers

If the issuer is an investment fund, complete Items 1-3, 6-8, 10, 11 and Schedule 1 of this form.

7.	Mortgage investment entities

If the issuer is a mortgage investment entity, complete all applicable items of this form other than Item 6.

8.	Language

The report must be filed in English or in French. In Québec, the issuer or underwriter must comply with linguistic rights and obligations prescribed by Québec law.

9.	Currency

All dollar amounts in the report must be in Canadian dollars. If the distribution was made or any compensation was paid in connection with the distribution in a foreign currency, convert the currency to Canadian dollars using the daily noon exchange rate of the Bank of Canada on the distribution date. If the distribution date occurs on a date when the daily noon exchange rate of the Bank of Canada is not available, convert the currency to Canadian dollars using the most recent closing exchange rate of the Bank of Canada available before the distribution date. For investment funds in continuous distribution, convert the currency to Canadian dollars using the average daily noon exchange rate of the Bank of Canada for the distribution period covered by the report.

If the Bank of Canada no longer publishes a daily noon exchange rate and closing exchange rate, convert foreign currency using the daily single indicative exchange rate of the Bank of Canada in the same manner described in each of the three scenarios above.

If the distribution was not made in Canadian dollars, provide the foreign currency in Item 7(a) of the report.

10.	Date of information in report

Unless otherwise indicated in this form, provide the information as of the distribution end date.

11.	Date of formation

For the date of formation, provide the date on which the issuer was incorporated, continued or organized (formed). If the issuer resulted from an amalgamation, arrangement, merger or reorganization, provide the date of the most recent amalgamation, arrangement, merger or reorganization.

12.	Security codes

Wherever this form requires disclosure of the type of security, use the following security codes:

Security code	Security type
BND	Bonds
CER	Certificates (including pass-through certificates, trust certificates)
CMS	Common shares
CVD	Convertible debentures
CVN	Convertible notes
CVP	Convertible preferred shares
DEB	Debentures
FTS	Flow-through shares
FTU	Flow-through units
LPU	Limited partnership units
NOT	Notes (include all types of notes except convertible notes)
OPT	Options
PRS	Preferred shares
RTS	Rights
UBS	Units of bundled securities (such as a unit consisting of a common share and a warrant)
UNT	Units (exclude units of bundled securities, include trust units and mutual fund units)
WNT	Warrants
OTH	Other securities not included above (if selected, provide details of security type in Item 7d)

B.	Terms used in the form

1.	For the purposes of this form:

“designated foreign jurisdiction” means Australia, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, New Zealand, Singapore, South Africa, Spain, Sweden, Switzerland or the United Kingdom of Great Britain and Northern Ireland;

“eligible foreign security” means a security offered primarily in a foreign jurisdiction as part of a distribution of securities in either of the following circumstances:

(a)	the security is issued by an issuer

(i)	that is incorporated, formed or created under the laws of a foreign jurisdiction,

(ii)	that is not a reporting issuer in a jurisdiction of Canada,

(iii)	that has its head office outside of Canada, and

(iv)	that has a majority of the executive officers and a majority of the directors ordinarily resident outside of Canada;

(b)	the security is issued or guaranteed by the government of a foreign jurisdiction;

“foreign public issuer” means an issuer where any of the following apply:

(a)	the issuer has a class of securities registered under section 12 of the 1934 Act;

(b)	the issuer is required to file reports under section 15(d) of the 1934 Act;

(c)	the issuer is required to provide disclosure relating to the issuer and the trading in its securities to the public, to security holders of the issuer or to a regulatory authority and that disclosure is publicly available in a designated foreign jurisdiction;

“legal entity identifier” means a unique identification code assigned to the person

(a)	in accordance with the standards set by the Global Legal Entity Identifier System, or

(b)	that complies with the standards established by the Legal Entity Identifier Regulatory Oversight Committee for pre-legal entity identifiers;

“permitted client” has the same meaning as in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations;

“SEDAR profile” means a filer profile required under section 5.1 of National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR).

2.	For the purposes of this form, a person is connected with an issuer or an investment fund manager if either of the following applies:

(a)	one of them is controlled by the other;

(b)	each of them is controlled by the same person.

Form 45-106F1 Report of Exempt Distribution ITEM 1 – REPORT TYPE X New report Amended reportIf amended, provide filing date of report that is being amended.(YYYY-MM-DD)

0 0 0 3 4 0 9 5

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ITEM 7 – INFORMATION ABOUT THE DISTRIBUTION If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder’s fees, which should be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report. Currency Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars. X Distribution date(s) State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report. Start date End date 2021 01 25 2021 01 25 Detailed purchaser information Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report. Types of securities distributed Provide the following information for all distributions that take place in a jurisdiction of Canada on a per security basis. Refer to Part A of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed. Details of rights and convertible/exchangeable securities If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security. Summary of the distribution by jurisdiction and exemption State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only. This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction. For jurisdictions within Canada, state the province or territory, otherwise state the country. 2In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser.

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Security code 1 Security code 2 Security code 3

Organization or company name Family name First given name Secondary given names Business location of non-individual or residential jurisdiction of individual Relationship to issuer (select all that apply) Province or country D O P Organization or company name Family name First given name Secondary given names Residential jurisdiction of individual Relationship to promoter (select one or both if applicable) Province or country D O

Lawyer Stein Monast L.L.P. (418) 476-3620 Emmanuelle-Salambo.Deguara@steinmonast.ca ITEM 11 – CONTACT PERSON Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10. Same as individual certifying the report Full legal nameTitle Family nameFirst given nameSecondary given names Name of company Telephone numberEmail address Desaulniers Eric 2021 02 02 Notice – Collection and use of personal information The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation. If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form. The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested. By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada: has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedule 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority’s or regulator’s indirect collection of the information, and has authorized the indirect collection of the information by the securities regulatory authority or regulator.

Schedule 1 to Form 45-106F1 (Confidential Purchaser information)

Schedule 1 must be filed in the format of an Excel spreadsheet in a form acceptable to the securities regulatory authority or regulator.

The information in this schedule will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

a)	General information (provide only once)

1.	Name of issuer

2.	Certification date (YYYY-MM-DD)

Provide the following information for each purchaser that participated in the distribution. For each purchaser, create separate entries for each distribution date, security type and exemption relied on for the distribution.

b)	Legal name of purchaser

1.	Family name

2.	First given name

3.	Secondary given names

4.	Full legal name of non-individual (if applicable)

c)	Contact information of purchaser

1.	Residential street address
2.	Municipality
3.	Province/State
4.	Postal code/Zip code
5.	Country
6.	Telephone number
7.	Email address (if available)

d)	Details of securities purchased

1.	Date of distribution (YYYY-MM-DD)
2.	Number of securities
3.	Security code

4.	Amount paid (Canadian $)

e)	Details of exemption relied on

1.	Rule, section and subsection number
2.	If relying on section 2.3 [Accredited investor] of NI 45-106, provide the paragraph number in the definition of “accredited investor” in section 1.1 of NI 45-106 that applies to the purchaser. (select only one)

3.	If relying on section 2.5 [Family, friends and business associates] of NI 45-106, provide:
a.	the paragraph number in subsection 2.5(1) that applies to the purchaser (select only one); and
b.	if relying on paragraphs 2.5(1)(b) to (i), provide:

i.	the name of the director, executive officer, control person, or founder of the issuer or affiliate of the issuer claiming a relationship to the purchaser. (Note: if Item 9(a) has been completed, the name of the director, executive officer or control person must be consistent with the name provided in Item 9 and Schedule 2.)

ii.	the position of the director, executive officer, control person, or founder of the issuer or affiliate of the issuer claiming a relationship to the purchaser.

4.	If relying on subsection 2.9(2) or, in Alberta, New Brunswick, Nova Scotia, Ontario, Québec, or Saskatchewan, subsection 2.9(2.1) [Offering memorandum] of NI 45-106 and the purchaser is an eligible investor, provide the paragraph number in the definition of “eligible investor” in section 1.1 of NI 45-106 that applies to the purchaser. (select only one)

f)	Other information

1.	Is the purchaser a registrant? (Y/N)
2.	Is the purchaser an insider of the issuer? (Y/N) (not applicable if the issuer is an investment fund)

3.	Full legal name of person compensated for distribution to purchaser. If the person compensated is a registered firm, provide the firm NRD number only. (Note: the name must be consistent with name of the person compensated as provided in Item 8.)

INSTRUCTIONS FOR SCHEDULE 1

Any securities issued as payment for commissions or finder’s fees must be disclosed in Item 8 of the report, not in Schedule 1.

Details of exemption relied on – When identifying the exemption the issuer relied on for the distribution to each purchaser, refer to the rule, statute or instrument in which the exemption is provided and identify the specific section and, if applicable, subsection or paragraph. For example, if the issuer is relying on an exemption in a National Instrument, refer to the number of the National Instrument, and the subsection or paragraph number of the specific provision. If the issuer is relying on an exemption in a local blanket order, refer to the blanket order by number.

For exemptions that require the purchaser to meet certain characteristics, such as the exemption in section 2.3 [Accredited investor], section 2.5 [Family, friends and business associates] or subsection 2.9(2) or, in Alberta, New Brunswick, Nova Scotia, Ontario, Québec, or Saskatchewan, subsection 2.9(2.1) [Offering memorandum] of NI 45-106, provide the specific paragraph in the definition of those terms that applies to each purchaser.

Reports filed under paragraph 6.1(1)(j) [TSX Venture Exchange offering] of NI 45-106 – For reports filed under paragraph 6.1(1)(j) [TSX Venture Exchange offering] of NI 45-106, Schedule 1 needs to list the total number of purchasers by jurisdiction only, and is not required to include the name, residential address, telephone number or email address of the purchasers.

Schedule 2 to Form 45-106F1 (Confidential Director, Executive Officer, Promoter and Control Person Information)

Schedule 2 must be filed in the format of an Excel spreadsheet in a form acceptable to the securities regulatory authority or regulator.

Complete the following only if Item 9(a) is required to be completed. This schedule also requires information to be provided about control persons of the issuer at the time of the distribution.

The information in this schedule will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

a)	General information (provide only once)

1.	Name of issuer

2.	Certification date (YYYY-MM-DD)

b)	Business contact information of Chief Executive Officer (if not provided in Item 10 or 11 of report)

1.	Email address

2.	Telephone number

c)	Residential address of directors, executive officers, promoters and control persons of the issuer

Provide the following information for each individual who is a director, executive officer, promoter or control person of the issuer at the time of the distribution. If the promoter or control person is not an individual, provide the following information for each director and executive officer of the promoter and control person. (Note: names of directors, executive officers and promoters must be consistent with the information in Item 9 of the report, if required to be provided.)

1.	Family name
2.	First given name
3.	Secondary given names

4.	Residential street address
5.	Municipality
6.	Province/State
7.	Postal code/Zip code
8.	Country

9.	Indicate whether the individual is a control person, or a director and/or executive officer of a control person (if applicable)

d)	Non-individual control persons (if applicable)

If the control person is not an individual, provide the following information. For locations within Canada, state the province or territory, otherwise state the country.

1.	Organization or company name
2.	Province or country of business location

Questions:

Refer any questions to:

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, Alberta T2P 0R4

Telephone: (403) 297-6454

Toll free in Canada: 1-877-355-0585

Facsimile: (403) 297-2082

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Inquiries: (604) 899-6854

Toll free in Canada: 1-800-373-6393

Facsimile: (604) 899-6581

Email: inquiries@bcsc.bc.ca

The Manitoba Securities Commission

500 – 400 St. Mary Avenue

Winnipeg, Manitoba R3C 4K5

Telephone: (204) 945-2548

Toll free in Manitoba 1-800-655-5244

Facsimile: (204) 945-0330

Financial and Consumer Services Commission (New Brunswick)

85 Charlotte Street, Suite 300

Saint John, New Brunswick E2L 2J2

Telephone: (506) 658-3060

Toll free in Canada: 1-866-933-2222

Facsimile: (506) 658-3059

Email: info@fcnb.ca

Government of Newfoundland and Labrador

Financial Services Regulation Division

P.O. Box 8700

Confederation Building

2nd Floor, West Block

Prince Philip Drive

St. John’s, Newfoundland and Labrador A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Government of the Northwest Territories

Office of the Superintendent of Securities

P.O. Box 1320

Yellowknife, Northwest Territories X1A 2L9

Attention: Deputy Superintendent, Legal & Enforcement

Telephone: (867) 920-8984

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

Suite 400, 5251 Duke Street

Duke Tower

P.O. Box 458

Halifax, Nova Scotia B3J 2P8

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Government of Nunavut

Department of Justice

Legal Registries Division

P.O. Box 1000, Station 570

1st Floor, Brown Building

Iqaluit, Nunavut X0A 0H0

Telephone: (867) 975-6590

Facsimile: (867) 975-6594

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario M5H 3S8

Telephone: (416) 593- 8314

Toll free in Canada: 1-877-785-1555

Facsimile: (416) 593-8122

Email: exemptmarketfilings@osc.gov.on.ca

Public official contact regarding indirect collection of information:

Inquiries Officer

Prince Edward Island Securities Office

95 Rochford Street, 4th Floor Shaw Building

P.O. Box 2000

Charlottetown, Prince Edward Island C1A 7N8

Telephone: (902) 368-4569

Facsimile: (902) 368-5283

Autorité des marchés financiers

800, Square Victoria, 22e étage

C.P. 246, Tour de la Bourse

Montréal, Québec H4Z 1G3

Telephone: (514) 395-0337 or 1-877-525-0337

Facsimile: (514) 873-6155 (For filing purposes only)

Facsimile: (514) 864-6381 (For privacy requests only)

Email: financementdessocietes@lautorite.qc.ca (For corporate finance issuers); fonds_dinvestissement@lautorite.qc.ca (For investment fund issuers)

Financial and Consumer Affairs Authority of Saskatchewan

Suite 601 - 1919 Saskatchewan Drive

Regina, Saskatchewan S4P 4H2

Telephone: (306) 787-5879

Facsimile: (306) 787-5899

Government of Yukon

Department of Community Services

Law Centre, 3rd Floor

2130 Second Avenue

Whitehorse, Yukon Y1A 5H6

Telephone: (867) 667-5314

Facsimile: (867) 393-6251